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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                                Footstar, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  344912-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 344912-10-0                                          Page 2 of 6 Pages
---------------------                                          -----------------
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON S.S. OR I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSON

    ESL Partners, L.P., a Delaware limited partnership
    22-2875193
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

     NUMBER OF        5   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           3,672,155
     OWNED BY         ----------------------------------------------------------
       EACH
     REPORTING        6   SHARED VOTING POWER
      PERSON
       WITH               0
                      ----------------------------------------------------------

                      7   SOLE DISPOSITIVE POWER

                          3,672,155
                      ----------------------------------------------------------

                      8   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,387,300
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       [_]
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    21.05%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
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---------------------                                          -----------------
CUSIP No. 344912-10-0                                          Page 3 of 6 Pages
---------------------                                          -----------------
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON S.S. OR I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSON

    ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OR ORGANIZATION

    Bermuda
--------------------------------------------------------------------------------

     NUMBER OF        5   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           605,644
     OWNED BY         ----------------------------------------------------------
       EACH
     REPORTING        6   SHARED VOTING POWER
      PERSON
       WITH               0
                      ----------------------------------------------------------

                      7   SOLE DISPOSITIVE POWER

                          605,644
                      ----------------------------------------------------------

                      8   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,387,000
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       [_]
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    21.05%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 344912-10-0                                          Page 4 of 6 Pages
---------------------                                          -----------------
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON S.S. OR I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSON

    ESL Institutional Partners, L.P., a Delaware limited partnership
    06-1456821
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

     NUMBER OF        5   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           109,501
     OWNED BY         ----------------------------------------------------------
       EACH
     REPORTING        6   SHARED VOTING POWER
      PERSON
       WITH               0
                      ----------------------------------------------------------

                      7   SOLE DISPOSITIVE POWER

                          109,501
                      ----------------------------------------------------------

                      8   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,387,300
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       [_]
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    21.05%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------

                                                               -----------------
                                                               Page 5 of 6 Pages
                                                               -----------------

Item 4    Ownership:
------    ---------

     (a) Amount Beneficially Owned: 4,387,300 shares of Common Stock, par value $.01 per share.

          This statement is filed on behalf of a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), and ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM") is the general partner of
          Institutional.     In the aforementioned capacities, ESL, Limited, and
          Institutional each may be deemed to be the beneficial owner of the shares of Footstar, Inc. common stock beneficially owned by the other members of the group.

          As of December 31, 1999, (i) ESL was the record owner of 3,672,155 shares of common stock of Footstar, Inc.; (ii) Limited was the record owner of 605,644 shares of common stock of Footstar, Inc.; and (iii) Institutional was the record owner of 109,501 shares of common stock of Footstar, Inc.

     (b)  Percent of Class: 21.05%.

     (c)  Number of shares as to which each person has:

          (i)   sole power to vote or to direct the vote:

                    See Item 5 of each cover page.

          (ii)  shared power to vote or to direct the vote: 0.

          (iii) sole power to dispose or to direct the disposition of:

                    See Item 7 of each cover page.

          (iv)  shared power to dispose or to direct the disposition of:  0.

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                                                               -----------------
                                                               Page 6 of 6 Pages
                                                               -----------------


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                         ESL PARTNERS, L.P.

                                         By:  RBS Partners, L.P., its general
                                              partner
                                         By:  ESL Investments, Inc., its
                                              general partner

                                              By:  /s/ Edward S. Lampert
                                                 -------------------------------
                                                   Edward S. Lampert
                                                   Chairman


                                         ESL LIMITED

                                         By:  ESL Investment Management, LLC,
                                              its investment manager

                                              By:  /s/ Edward S. Lampert
                                                 -------------------------------
                                                   Edward S. Lampert
                                                   Managing Member


                                         ESL INSTITUTIONAL PARTNERS, L.P.

                                         By:  RBS Investment Management, LLC,
                                              its general partner

                                              By:  /s/ Edward S. Lampert
                                                 -------------------------------
                                                   Edward S. Lampert
                                                   Managing Member

                                   EXHIBITS

Exhibit 1  Joint Filing Agreement, dated as of October 9, 1998, entered into by
---------
           and among ESL Partners, L.P., ESL Limited, and ESL Institutional Partners, L.P. (incorporated by reference from the Schedule 13G of ESL Partners, L.P., ESL Limited, and ESL Institutional Partners, L.P. filed as of October 9, 1998).